Mail Stop 3561

September 4, 2008

Mr. George Achniotis
Chief Financial Officer
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (212) 983-3115
Mr. Kenneth R. Koch, Esq.
Mintz Levin